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                                                                       EXHIBIT 8

                      IN THE CIRCUIT COURT IN AND FOR THE
                          FIFTEENTH JUDICIAL CIRCUIT
                     IN AND FOR PALM BEACH COUNTY, FLORIDA


++++++++++++++++++++++++++++++++++++++++++
MICHAEL FADER and ALBERT OMINSKY,        +
on behalf of themselves                  +      Civil Action No.
and all others similarly                 +
situated,                                +
                                         +      CLASS REPRESENTATION
                     Plaintiffs,         +      --------------------
                                         +      COMPLAINT
   v.                                    +      ---------
                                         +
CAESARS WORLD, INC., PHILIP BALL,        +
IRVING BUCHALTER, TERRY BURMAN,          +
WILLIAM E. CHAIKIN, PETER ECHEVERRIA,    +
HENRY GLUCK, TERRENCE J. LANNI,          +
ROGER LEE, STANLEY SEVILLA,              +
RAND V. ARASKOG and ITT CORP.,           +
                                         +
                     Defendants.         +
                                         +
++++++++++++++++++++++++++++++++++++++++++


   Plaintiffs, by their attorneys, allege upon information and belief (said information and belief being based, in part, upon the investigation conducted by and through their undersigned counsel), except with respect to their ownership of Caesars World, Inc. ("Caesars" or the "Company") common stock, and their suitability to serve as class representatives, which are alleged upon personal knowledge, as follows:

                                    PARTIES
                                    -------

    1.  Plaintiffs are the owners of shares of defendant Caesars.

    2. Defendant Caesars is a corporation organized and existing under the laws of the State of Florida. Caesars maintains its principal offices at 1801 Century Park East, Suite

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2600, Los Angeles, California. Caesars owns and operates hotels, casinos and resorts providing customers with a broad range of entertainment, gaming and resort experiences.

    3. Defendant ITT Corp. ("ITT") is a Delaware corporation with its principal offices at 1330 Avenue of the Americas, New York, New York. ITT stock is traded on the New York Stock Exchange.

    4. Defendant Henry Gluck is Chairman of the Board and Chief Executive Officer of defendant Caesars.

    5. Defendant Terrence J. Lanni is President and Chief Operating Officer of defendant Caesars.

    6. Defendant Philip Ball is Senior Vice President, Secretary, Legal Counsel and a Director of defendant Caesars.

    7. Defendant Roger Lee is a Senior Vice President and a Director of defendant Caesars.

    8.  Defendant Irving Buchalter is a Director of defendant Caesars.

    9.  Defendant Terry Burman is a Director of defendant Caesars.

    10. Defendant William Chaikin is a Director of defendant Caesars.

    11. Defendant Peter Echeverria is a Director of defendant Caesars.

    12. Defendant Stanley Sevilla is a Director of defendant Caesars.

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    13. Defendant Rand V. Araskog is Chairman, President and Chief Executive
Officer of ITT.

    14. The foregoing individual directors of Caesars (collectively the "Director Defendants"), owe fiduciary duties of good faith, loyalty, fair dealing, due care and candor to plaintiffs and the other members of the Class (as defined below).

                       CLASS REPRESENTATION ALLEGATIONS
                       --------------------------------

    15. Plaintiffs bring this action pursuant to the Rule 1.220(b)(3) of the Florida Rules of Civil Procedure, on behalf of themselves and all other shareholders of defendant Caesars as of December 19, 1994, and their successors in interest (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

    16. This action is properly maintainable as a class action for the following reasons:

      (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class member is impracticable. As of October 4, 1994, there were over 24,890,596 shares of defendant Caesars's common stock outstanding owned by 6,400 shareholders of record scattered throughout the United States.

      (b) There are questions of law and fact

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which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter
                                                                          -----
alia, the following:
- ----

      i. Whether one or more of the defendants has engaged in a plan and scheme to enrich themselves at the expense of defendant Caesar's public stockholders;

      ii. Whether the Defendant Directors have breached their fiduciary duties owed by them to plaintiffs and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

      iii. Whether defendants have failed to fully disclose the true value of defendant Caesar's assets and earning power and the future financial benefits which they expect to derive form the merger with ITT;

      iv. Whether the Defendant Directors have wrongfully failed and refused to seek a purchaser of Caesar's at the highest possible price and, instead, have sought to chill potential offers and allow the valuable assets of defendant Caesars to be acquired by defendant ITT at an unfair and inadequate price;

      v. Whether defendant ITT has induced or aided and abetted breaches of fiduciary duty by members of Caesar's Board of Directors.

      vi. Whether plaintiffs and other members

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of the Class will be irreparably damaged by the transactions complained of herein; and

      vii. Whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiffs and the other members of the Class.

    17. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have have the same interest as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

    18. Plaintiffs anticipate that there will not be any difficulty in the management of this litigation.

    19. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

                              FACTUAL BACKGROUND
                              ------------------

    20. On December 19, 1994, ITT and Caesars jointly announced that they had signed a definitive agreement providing for ITT to acquire all of the outstanding common stock of Caesars for $67.50 per share, or approximately $1.7 billion (the "Transaction"). The first step of the acquisition is a cash

                                      - 5 -
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tender for all outstanding shares which will commence by December 23, 1994.  The
Transaction is then scheduled to close in the first quarter of 1995, when ITT will acquire all Caesar' shares not purchased in the offer in a subsequent cash merger also at $67.50 per share. Under the terms of the agreement, defendant Gluck will remain Chairman and CEO of defendant Caesars and will become a member of the ITT Board.

    21. ITT began looking for merger candidates as an alternative to its decision to enter the gaming business by constructing the "Desert Kingdom" in Las Vegas, Nevada, which would have cost $750 million to $1 billion. Defendant Araskog contacted defendant Gluck in mid-October 1994, to discuss the possibility of a merger. ITT abandoned its plans for "Desert Kingdom" once Caesars agreed to the tender offer and merger. Apparently, defendant Gluck has not discussed a merger with other potential suitors, and as reported on the Dow Jones Business Wire on December 19, 1994, stated:
      -------------

    For quite some time now Mr. Araskog and I have discussed the potential synergies of our respective companies. I anticipate a close working relationship between management and employees of both companies directed at maximizing the value of our great franchise and providing expanded opportunities to the many loyal people who have helped build Caesars World.

    22. Although $67.50 per share does offer a premium over the closing price of Caesars stock on Friday, December 16, 1994, on Monday, December 19, 1994, trading opened for Caesars

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stock at $66-3/8 per share. The market has already recognized that ITT's offer does not reflect the inherent value of Caesars which owns and operates three hotel/casinos in Los Vegas, Atlantic City and Lake Tahoe and manages another casino in Windsor, Canada. As defendant Araskog noted, "Caesars is one of the great names in the gaming industry." In fact, much of the Company's allure to an acquirer would be the potential for expanding casino operations around the globe. Caesars is internationally famous for hosting the biggest of high-rolling gamblers, as well as for championship boxing events and headline entertainers.

    23. Moreover, Caesars has not adequately sought to achieve the highest price possible for its shareholders and instead has merely negotiated with ITT which has agreed to let defendant Gluck retain his positions with Caesars. In fact, Caesars is prepared to use defensive measures, including its poison pill provisions, to ward off any competing offers. It has been reported that both Mirage Resorts, Inc. and Alliance Gaming Corp. may be interested in a deal with Caesars.

    24. The proposed merger Transaction is wrongful, unfair and harmful to Caesar's public stockholders, the Class members, and represents an attempt by defendants to aggrandize the personal and financial positions and interests of board members at the expense of and to the detriment of the stockholders of the Company. The proposed Transaction will deny

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plaintiffs and other Class members their rights to share appropriately in the true value of the Company's assets and future growth in profits and earnings, while usurping the same for the benefit of defendant ITT at an unfair and inadequate price.

                    CAUSE OF ACTION AGAINST ALL DEFENDANTS
                    --------------------------------------

    25. Defendants other than ITT, acting in concert, have violated their fiduciary duties owed to the public shareholders of Caesars and put their own personal interests and the interests of defendant ITT ahead of the interests of the Caesars public shareholders and have used their control positions as officers and directors of Caesars for the purpose of reaping personal gain for board members at the expense of Caesars's public shareholders.

    26. The Defendant Directors failed to (1) undertake an adequate evaluation of Caesars's worth as a potential merger/acquisition candidate; (2) take adequate steps to enhance Caesars's value and/or attractiveness as a merger/acquisition candidate; (3) effectively expose Caesars to the marketplace in an effort to create an active and open auction for Caesars; or (4) act independently so that interests of public shareholders would be protected. Instead, defendants have initially set a value for the shares of Caesars stock that does not reflect the true value of the market price for Caesars as a going concern.

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    27. While the Defendant Directors of Caesars should seek out other possible purchasers of the assets of Caesars or its stock in a manner designed to obtain the highest possible price for Caesars's shareholders, or seek to enhance the value of Caesars for all of its current shareholders, they have instead resolved to wrongfully allow ITT to obtain the valuable assets of Caesars at a bargain price, which under the circumstances here, disproportionately benefits ITT.

    28. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to Caesar's public shareholders, and are an attempt by certain defendants to aggrandize their personal positions, interests and finances at the expense of and to the detriment of the Caesars public stockholders. These maneuvers by the defendants will deny members of the Class their right to share appropriately in the true value of Caesar's valuable assets, future earnings and profitable businesses to the same extent as they would as Caesar's shareholders.

    29. In contemplating, planning and/or effecting the foregoing specified acts and in pursuing and structuring the Transaction, defendants are not acting in good faith toward plaintiffs and the Class, and have breached, and are breaching, their fiduciary duties to plaintiffs and the Class.

    30. Because the Defendant Directors (and those acting in concert with them) dominate and control the business and

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corporate affairs of Caesars and because they are in possession of private corporate information concerning Caesars's businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of Caesars which makes the Transaction inherently unfair to Caesars's public shareholders.

    31. Defendants ITT and Araskog have acted and are acting with knowledge or with reckless disregard that the other defendants are in breach of their fiduciary duties to Caesars's public shareholders and have participated in such breaches of fiduciary duties by the directors of Caesars and thus are liable as aiders and abettors.

    32. By reason of the foregoing acts, practices and course of conduct, the Defendant Directors have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to Caesars and its public shareholders.

    33. As a result of the actions of the defendants, plaintiffs and the Class have been and will be damaged in that they will not receive the fair value of Caesars's assets and business in exchange for their Caesars's shares, and have been and will be prevented from obtaining a fair price for their shares of Caesars common stock.

    34. Unless enjoined by this Court, the Defendant Directors will continue to breach their fiduciary duties owed to plaintiffs and the Class, all to the irreparable harm of the

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Class.

    35. Plaintiffs have no adequate remedy at law.

    WHEREFORE, plaintiffs demand judgment as follows:

    (a) Declaring that this action may be maintained as a class action;

    (b) Declaring that the proposed Transaction is unfair, unjust and inequitable to plaintiffs and the other members of the Class;

    (c) Enjoining preliminarily and permanently the defendants from taking any steps necessary to accomplish or implement the proposed merger of defendant Caesars with defendant ITT at a price that is not fair and equitable;

    (d) Requiring defendants to compensate plaintiffs and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post-judgment interest;

    (e) Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys, accountants', and experts' fees; and

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    (f) Granting such other and further relief as may be just and proper.

Dated: December 19, 1994

                        BURT & PUCILLO

                    By: /s/ Michael J. Pucillo, Esq.
                        ----------------------------
                        Michael J. Pucillo, Esq.
                        Florida Bar No. 261033
                        Andrew H. Kayton, Esq.
                        Florida Bar No. 889563
                        222 Lakeview Avenue, Suite 960
                        West Palm Beach, FL 33401
                        (407) 835-9400

                        WOLF HALDENSTEIN ADLER
                        FREEMAN HERZ LLP
                        Jeffrey G. Smith, Esq.
                        Neil L. Zola, Esq.
                        270 Madison Avenue
                        New York, NY 10016
                        (212) 545-4600

                        MALINA & WOLSON
                        Bernard Malina, Esq.
                        60 East 42nd Street, Suite 501
                        New York, NY 10065
                        (212) 986-7410

                        SAVETT, FRUTKIN, PODELL & RYAN,
                          P.C
                        Stuart H. Savett, Esq.
                        320 Walnut Street
                        Suite 508
                        Philadelphia, PA 19106
                        (215) 923-5400

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